Exhibit 99.4

ASX ANNOUNCEMENT

25 November, 2014

Results from 2014 Annual General Meeting

Melbourne, Australia; 25 November 2014: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”) advises that the 2014 Annual General Meeting of shareholders was held at 10.30 am today (Melbourne time).

All nine (9) resolutions that were put before the shareholders were passed on a show of hands.  Details of the proxy votes received by the Company in respect of all nine resolutions is contained in Table 1 to this announcement on the attached page.

FOR FURTHER INFORMATION PLEASE CONTACT

Alison Mew                                                                                                                                                                              Candice Knoll (USA)

Chief Executive Officer                                                                Blueprint Life Science Group

Genetic Technologies Limited                                                                                +1 (415) 375 3340, Ext. 105

Phone: +61 3 8412 7000

About Genetic Technologies Limited

Genetic Technologies is an established diagnostics company with more than 20 years of experience in commercializing genetic testing, non-coding DNA and product patenting.  The Company has operations in Australia and the U.S. and is dual-listed on the ASX (Code: GTG) and NASDAQ (Ticker: GENE).  Genetic Technologies is focused on the commercialization of its patent portfolio through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics assets.  Its U.S. subsidiary, Phenogen Sciences Inc., offers novel predictive testing and assessment tools to help physicians proactively manage women’s health.  Phenogen’s lead product, BREVAGen™, is a first in class, clinically validated risk assessment test for non-familial breast cancer.

For more information, please visit http://www.gtglabs.com and http://www.phenogensciences.com

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Table 1 - Proxy results for 2014 Annual General Meeting

Description of Resolution	For	Against	Abstain	In favour of Chairman	In favour of others
Consideration of financial statements	NO VOTE REQUIRED
1. Adoption of Remuneration Report
Numbers of votes received	38,214,622	1,359,120	217,350	486,898	52,524
Percentage of votes cast	94.8%	3.4%	0.5%	1.2%	0.1%
2. Election of Mr. Grahame Leonard AM
Numbers of votes received	39,706,957	768,136	2,000	15,295,496	52,524
Percentage of votes cast	71.1%	1.4%	0.0%	27.4%	0.1%
3. Election of Dr. Paul Kasian
Numbers of votes received	42,644,179	722,247	2,500	15,403,663	52,524
Percentage of votes cast	72.5%	1.2%	0.0%	26.2%	0.1%
4. Election of Mr. David Carter
Numbers of votes received	42,584,690	780,136	4,100	15,403,663	52,524
Percentage of votes cast	72.4%	1.3%	0.0%	26.2%	0.1%
5. Election of Dr. Lindsay Wakefield
Numbers of votes received	42,644,814	713,612	10,500	486,898	52,524
Percentage of votes cast	97.1%	1.6%	0.0%	1.1%	0.1%
6. Approval of Debt Notes becoming convertible
Numbers of votes received	11,847,292	1,265,201	54,500	486,898	52,524
Percentage of votes cast	86.4%	9.2%	0.4%	3.6%	0.4%
7. Issue of Options to Debt Note subscribers
Numbers of votes received	11,564,573	1,551,420	51,000	486,898	52,524
Percentage of votes cast	84.4%	11.3%	0.4%	3.6%	0.4%
8. Renewal of Employee Option Plan
Numbers of votes received	37,955,952	2,323,075	89,899	486,898	52,524
Percentage of votes cast	92.8%	5.7%	0.2%	1.2%	0.1%
9. Change of Company Name
Numbers of votes received	42,677,931	646,151	44,844	15,403,663	52,524
Percentage of votes cast	72.6%	1.1%	0.1%	26.2%	0.1%

Note:                  The Company currently has a total of 751,034,632 ordinary shares on issue and 2,793 registered shareholders.

Genetic Technologies Limited• Website: www.gtglabs.com • Email: info@gtglabs.com     ABN 17 009 212 328

Registered Office• 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040